

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Jueqin Wang
Chief Executive Officer
Huadi International Group Co., Ltd.
No. 1688 Tianzhong Street, Longwan District
Wenzhou, Zhejiang Province
People's Republic of China 325025

> **Re: Huadi International Group Co., Ltd.**
> **Pre-effective Amendment 2 to Registration Statement on Form F-1**
> **Filed December 22, 2020**
> **File No. 333-248919**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

Pre-effective Amendment 2 to Registration Statement on Form F-1 filed December 16, 2020

Opinion of Grandall Law Firm, page 6

1. We note these statements in the last paragraph on page 6:

   - "This Opinion is rendered solely to the addressee and is given for the benefit of the addressee hereof"; and
   - "Without our express prior written consent, this Opinion may not be relied upon by any person or entity other than the addressee."

     Since investors are entitled to rely on the opinion expressed, any language that states or implies that the opinion is "solely" for the benefit of the registrant or that "only" the registrant is entitled to rely on the opinion is unacceptable. Please revise.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William S. Rosenstadt, Esq.